                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                      For the month of November, 1999
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                                AMVESCAP PLC
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              (Translation of registrant's name into English)


               11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                  (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    X                   Form 40-F
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                                 No       X
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[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Description of document filed:
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AMVESCAP PLC
935737
IMMEDIATE RELEASE 30TH NOVEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 0171-454 3942





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On 30th November 1999, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 100,000 ordinary shares on behalf of the AMVESCAP Executive Share Option Scheme. The Company was notified of this transaction on 30th November 1999.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.



30TH NOVEMBER 1999.

                                 SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AMVESCAP PLC
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                                                 (Registrant)

                                        By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                           Michael S. Perman
                                           Company Secretary

Date  30 November, 1999
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